Exhibit 99.2

TIKCRO TECHNOLOGIES LTD.

NOTICE OF

 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary Meeting of Shareholders (the “Meeting”) of Tikcro Technologies Ltd. (the “Company” or “Tikcro”) will be held on Wednesday, March 25, 2015 at 12:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, 36th Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	approval of compensation for our chief executive officer.

Shareholders of record on February 19, 2015 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  February 18, 2015

TIKCRO TECHNOLOGIES LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the “Ordinary Shares”), of Tikcro Technologies Ltd. (“Tikcro” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary Meeting of Shareholders.  The Meeting will be held on Wednesday, March 25, 2015 at 12:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, 36th Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	approval of compensation for our chief executive officer.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Proxies must be received no less than 72 hours prior to the time fixed for the Meeting, unless otherwise determined by the Chairman of the Meeting.  Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received by the Company, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on February 19, 2015 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear in the records of the Company as of the record date, and will be solicited chiefly by mail.  However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is March 1, 2015.

On February 16, 2015, 8,898,861 Ordinary Shares were outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

OWNERSHIP OF ORDINARY SHARES

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 16, 2015 by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Number of Shares Owned	Percent of Class(1)
Steven N. Bronson(2)	1,500,094	16.9%
Eric Paneth	1,156,602	13.0%
Izhak Tamir	1,061,701	11.9%
Aviv Boim	885,287	9.9%
_______________
(1)	Based on 8,898,861 Ordinary Shares outstanding on February 16, 2015.
(2)
Includes (i) 1,400,422 ordinary shares held jointly by Mr. Bronson and his spouse, (ii) 58,806 ordinary shares held in Mr. Bronson's IRA and (iii) 40,866 ordinary shares held in Mr. Bronson's spouse's IRA (with respect to which Mr. Bronson has voting and dispositive power), based on a Schedule 13D/A filed February 5, 2013.  Mr. Bronson has undertaken to us not to vote in excess of 1,334,829 ordinary shares, or 14.9% of our outstanding shares, until the 30th day following the termination of a confidentiality and standstill agreement between us, dated February 1, 2013, which may be terminated by either party upon ten business days' notice.  Based on a Schedule 13D/A filed by Mr. Bronson on February 19, 2010, he beneficially owned 1,198,755 ordinary shares, or 13.9% of our outstanding shares, at that time.

Item 1 – Approval of Compensation of our Chief Executive Officer

At the Meeting, you will be asked to approve the compensation terms described below for Mr. Aviv Boim, our Chief Executive Officer. Pursuant to a recent amendment to the Israeli Companies Law, any public Israeli company that seeks to approve compensation terms of its chief executive officer (subject to certain exceptions) is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order, and such terms must be consistent with the company's compensation policy. Our Compensation Committee and Board of Directors have approved such compensation terms consistent with our Compensation Policy.

Background

Mr. Boim joined Tikcro in 2008 and has served as our CEO since 2010. According to his employment agreement, Mr. Boim is entitled to a monthly salary of approximately $10,000, managers' insurance, study fund and a company car.  The employment agreement also provides for a carry fee of not less than 4% of the cash proceeds, if any, received by the Company from the disposition of any securities in portfolio companies less the amount paid by the Company for such disposed securities. The employment agreement provided for the grant of restricted Ordinary Shares that vested at a rate of 27,970 shares per quarter, subject to acceleration of 12 months if he were to be terminated without cause or to resign at least six months after the grant.  These shares were fully vested in April 1, 2014.

Since April 1, 2014 through December 1, 2014, Mr. Boim waived his right for a salary, except for the minimum wage required to be paid under Israeli labor law.

Compensation Proposals

Base salary:  It is proposed that Mr. Boim's base salary would be reduced to $9,000 per month for two years, after which it would return to $10,000 per month.

Stock options:  It is proposed to grant Mr. Boim options to purchase up to 2,090,667 Ordinary Shares, with quarterly vesting over a period of four years (i.e., 130,667 shares per quarter), and additional options with the same terms to purchase up to 200,000 Ordinary Shares, with quarterly vesting over a period of two years (i.e., 25,000 shares per quarter) (together, the "Options").  All of the Options would have an exercise price equal to $1.01 per share, which was at the time of the Compensation Committee meeting, approximately two times higher than the market share price, i.e., a premium of 100% over the market price. All of the Options would be issued under our 2003 Stock Option Plan, as amended, and would have a term of ten years. Other terms that apply to the restricted shares under Mr. Boim's employment agreement would apply to the Options, mutatis mutandis.

Reasons for Proposal

As we announced on December 30, 2014, we have entered into a research and license agreement with Yeda Research and Development Company Ltd., the technology transfer arm of the Weizmann Institute of Science in Israel. This agreement relates to the development of new antibodies originating from specified research at the Weizmann Institute addressing identified targets of cancer immune checkpoints. Under this agreement, we will have the right to obtain the research results and to pursue development through commercialization in exchange for payments, including royalties from net sales, sub-license fees and fixed fees linked to clinical and commercial sales milestones.

Mr. Boim initiated the approach to, and led the negotiations with respect to this project. Since this project is expected to require increased efforts in the coming years on the part of Mr. Boim, which efforts will be critical to the success of the project, our Compensation Committee and Board of Directors believe that it is in the best interests of our company and shareholders to provide Mr. Boim with incentives in the form of equity in the Company.

The Compensation Committee decided upon compensation in the form of stock options, which would result in no immediate dilution to our shareholders, and set an exercise price at a significant premium to the current market price of the Ordinary Shares. Specifically, the proposed exercise price of the Options is based on the Company's shareholders' equity, which is equal to $1.01 per share as of September 30, 2014. At the time of the Compensation Committee meeting, this was approximately two times higher than the market share price, i.e., a premium of 100% over the market price.

The Compensation Committee determined the number of Options (namely, options to purchase up to 2,090,667 Ordinary Shares) based on the principle that the financial value per quarter of the Options should be equivalent to the financial value per quarter of Mr. Boim's previous grant of restricted shares, which was approximately $19,600.  The value of the Options was determined based on a valuation analysis provided by an independent valuation firm. In the event that the market price of the Ordinary Shares on the date of grant of the Options is higher than the exercise price, a higher compensation expense will probably need to be recorded in our financial statements.

The grant of 200,000 Options referenced above is based on Mr. Boim's request to receive additional options on account of his salary.  Accordingly, the Compensation Committee decided that the cash portion of Mr. Boim's monthly salary of $10,000 (including the related social benefit amount of $2,500), be reduced by 10%, in the total reduction amount of $1,250, for a two-year period, for a total amount of $30,000, and instead, an option to purchase up to an additional 200,000 Ordinary Shares with the same parameters and value as detailed above will be granted, except that vesting will be quarterly over a two-year period.

Required Approval

Under the Companies Law, the compensation of a chief executive officer requires the affirmative vote of a majority of the outstanding shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor of the proposal, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against the proposal does not exceed two percent of the outstanding voting power in the Company.  According to the Companies Law, even if the shareholders do not approve the proposed terms of CEO compensation, our Compensation Committee and the Board of Directors may thereafter approve the proposal, provided that they have approved it, based on detailed reasoning, following a re-evaluation of the proposed compensation and taking into account the opposition of the shareholders, among other things.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the law offices of Goldfarb Seligman & Co. for guidance at +972-3-608-9839 for instructions on how to vote your Ordinary Shares and indicate that you have a personal interest or, if you hold your Shares in "street name", you may also contact the representative managing your account and instruct them to contact us on your behalf.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the compensation terms of Mr. Aviv Boim, our Chief Executive Officer, as described in the Proxy Statement, are hereby approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

UPDATES

If we determine that an update is required for an item on the agenda, we will publish such update by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  February 18, 2015